UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: June 16, 2017

Commission File Number:  000-53808

Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)

354 Davis Road
Oakville, Ontario, L6J 2X1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THE INFORMATION SET FORTH IN THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K, INCLUDING THE EXHIBIT ATTACHED HERETO, IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (SEC FILE NO. 333-213650, SEC FILE NO. 333-213648 AND SEC FILE NO. 333-177418) (THE “REGISTRATION STATEMENTS”), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

Algonquin Power & Utilities Corp. (the “Company”) hereby files this Report of Foreign Private Issuer on Form 6-K in order to incorporate by reference into the Registration Statements, the consent of PricewaterhouseCoopers LLP to the incorporation by reference of the consolidated financial statements of The Empire District Electric Company and its subsidiaries as of December 31, 2016 and December 31, 2015, and the results of The Empire District Electric Company’s operations and its cash flows for the three years ended December 31, 2016, previously filed by the Company on Form 6-K on March 10, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: June 16, 2017	By:	/s/ David Bronicheski
	Name:	David Bronicheski
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

23.1	Consent of PricewaterhouseCoopers LLP.